UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM NT 10-KSB

                           NOTIFICATION OF LATE FILING


(Check  One):

            [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
            [X] Form 10Q and Form 10-QSB [ ]Form N-SAR

                       For Period Ended: December 31, 2002

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended: ________________

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Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

Universal Beverages Holdings Corporation
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Former Name if Applicable

N/A

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Address of Principal Executive Office (Street and Number)

The Green's Way, Suite 1
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City, State, and Zip Code

Jacksonville Beach, FL 32250
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Part II - RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company's certifying auditors have not completed their review of the Company's financial statements for the period ended March 31, 2003, thus preventing the Company from finalizing its report by the reporting deadline.

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PART IV - OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification.

Jonathon O. Moore                            (904) 280-7795
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(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report an operating loss for the period ended March 31, 2003, of approximately $52,516, as compared to a restated operating loss of $196,426 for the period ended March 31, 2002. The Company expects to report that sales revenue for the period ended March 31, 2003 increased to $531,245, up from sales of $230,836 for the period a year ago.

Universal Beverages Holdings Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 14, 2003                      By: /s/ Jonathon O. Moore
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                                             Jonathon O. Moore, President